DECHERT LLP

1775 I Street, N.W.

Washington, D.C. 20006

(202) 261-3300

June 25, 2010

VIA EDGAR CORRESPONDENCE

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, D.C. 20549

Re:	Lord Asset Management Trust – Registration Statement on Form N-1A
File Nos. 33-75138 and 811-8348

Dear Ms. Browning:

On behalf of Lord Asset Management Trust (the “Trust”), which filed Post-Effective Amendment No. 24 to its Registration Statement on Form N-1A (the “Registration Statement”) pursuant to Rule 485(a) with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on April 12, 2010, this letter responds to the comments on the Registration Statement that you provided by telephone to Patrick W.D. Turley, Esq. and the undersigned on June 9, 2010 and in certain subsequent conversations. The Registration Statement relates to the Thomas White Emerging Markets Fund, a new series of the Trust (the “Fund”).

The responses on behalf of the Trust to each of the comments are set forth below.

Prospectus

1.	Page 1 – “Fees and Expenses of the Fund”:

Comment. Under “Shareholder Fees” in the Fee Table, please revise the line relating to the Fund’s redemption fee to read as follows:

Redemption Fee (on shares purchased and held for less than sixty days) (as a percentage of amount redeemed, if applicable)

Response. The requested change has been made.

2.	Page 1 – “Fees and Expenses of the Fund”:

Comment. Under “Annual Fund Operating Expenses” in the Fee Table, the Fund refers to its “fee waiver/expense reimbursement agreement.” Because the agreement permits

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

the Advisor to recoup the management fees that it has waived, please change the term “waiver” to “deferral.”

Response. The requested change has been made.

3.	Page 1 – “Fees and Expenses of the Fund”:

Comment. Because the Fund may invest in other investment companies, please confirm whether the Fund’s estimated expenses of investing in shares of acquired funds should be reflected under “Annual Fund Operating Expenses” in the Fee Table pursuant to Instruction 3(f) of Item 3 of Form N-1A. If the Fund’s estimated expenses of investing in shares of acquired funds should be reflected in “Annual Fund Operating Expenses” under a separate line titled “Acquired Fund Fees and Expenses,” please add the requested disclosure.

Response. The Fund has estimated that the fees and expenses to be incurred indirectly by the Fund as a result of investments in shares of acquired funds are not expected to exceed 0.01% of the Fund’s average net assets in its initial fiscal year. As a result, the expenses of investing in shares of acquired funds do not need to be reflected in the “Annual Fund Operating Expenses” under a separate line titled “Acquired Fund Fees and Expenses” in the Fee Table pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

4.	Page 1 – “Fees and Expenses of the Fund”:

Comment. Please disclose in a footnote to the “Annual Fund Operating Expenses” table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response. The requested disclosure has been added.

5.	Page 1 – “Fees and Expenses of the Fund”:

Comment. Please confirm whether the expenses of investing in acquired funds are excluded from the Fund’s fee deferral/expense reimbursement agreement. If expenses of investing in acquired funds are excluded from the Fund’s fee deferral/expense reimbursement agreement, please disclose in the footnote to the “Fee Deferral and/or Expense Reimbursement” that the Fund’s “Total Annual Fund Operating Expenses After Fee Deferral and/or Expense Reimbursement” may exceed 1.50% of the Fund’s average net assets.

Response. The requested disclosure has been added.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

6.	Page 1 – “Example”:

Comment. Please combine the second and third paragraphs in order to conform with Item 3 of Form N-1A.

Response. The requested change has been made.

7.	Page 2 – “Principal Investment Strategies of the Fund”:

Comment. In the second sentence of the first paragraph of that section relating to the factors the Advisor will consider when determining whether a company is located in or associated with an emerging markets country, please include additional disclosure that the Advisor may consider any one of the four factors provided when making its determination.

Response. The requested change has been made.

8.	Page 2 – “Principal Investment Strategies of the Fund”:

Comment. In the last sentence of the third paragraph, please remove the phrase “for example.”

Response. The requested change has been made.

9.	Page 2 – “Principal Investment Strategies of the Fund”:

Comment. In the fourth paragraph, please clearly disclose whether the Fund will also invest in other open-end and closed-end investment companies.

Response. The Fund does not consider investments in other investment companies as a principal investment strategy. As a result, the requested change has not been incorporated in the “Principal Investment Strategies of the Fund.” Instead, the Fund has made the requested change in the section titled “More Information About the Fund.”

10.	Page 3 – “Principal Risks of Investing in the Fund”:

Comment. Under “General Risks,” please disclose that there is a risk of losing money.

Response. The requested disclosure has been added.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

11.	Page 3 – “Principal Risks of Investing in the Fund”:

Comment. Please provide additional disclosure regarding the risk of investing in depositary receipts.

Response. The requested disclosure has been added.

12.	Page 4 – “Principal Risks of Investing in the Fund”:

Comment. Please include additional disclosure regarding the risk of investing in ETFs under the “Other Investment Companies” risk disclosure.

Response. Because the Fund does not consider investments in other investment companies as a principal investment strategy, the requested change has not been incorporated in the “Principal Risks of Investing in the Fund.” Instead, the Fund has made the requested change in the section titled “More Information About the Fund.”

13.	Page 4 – “Management”:

Comment. Please provide separate sub-headings for the “Advisor” and “Portfolio Manager” to more closely conform to Item 5 of Form N-1A.

Response. The requested change has been made.

14.	Page 4 – “Purchase and Sale of Fund Shares”:

Comment. Please remove the first sentence of the first paragraph and the second sentence of the last paragraph in that section.

Response. The requested changes have been made.

15.	Page 5 – “Financial Intermediary Compensation”:

Comment. Please change the name of the heading to “Payments to Broker-Dealers and Other Financial Intermediaries.”

Response. The requested change has been made.

16.	Page 6 – “Additional Information about Principal Investment Strategies”:

Comment. Please confirm that all of the Fund’s principal investment strategies are properly disclosed in the Fund summary section of the prospectus.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

Response. The Fund confirms that all of the principal investment strategies are properly disclosed in the Fund summary section of the prospectus.

17.	Page 8 – “Prior Performance of Comparable Accounts”:

Comment. Please revise the second sentence of the first paragraph under that heading by disclosing that the Composite represents the performance of all of the related accounts managed by the Advisor.

Response. The requested change has been made.

18.	Page 8 – “Prior Performance of Comparable Accounts”:

Comment. Please revise the last sentence of the second paragraph under that heading by clarifying that: (i) the Composite performance reflects the gross performance for all related accounts, subject to the application of the highest advisory fee charged to all of the accounts in the Composite; and (ii) the performance figures presented are no higher than those that would have resulted if actual fees had been deducted.

Response. The requested change has been made.

19.	Page 13 – “Buying Shares of the Fund”:

Comment. The disclosure states that the Fund may trade securities traded over-the-counter. If trading securities over-the-counter is a principal investment strategy, please disclose the risks of such trades.

Response. Trading over-the-counter will not be a principal investment strategy of the Fund.

20.	Page 13 – “Buying Shares of the Fund”:

Comment. Please revise the last sentence of the third paragraph of that section to read:

Investments in securities maturing in 60 days or less are valued at amortized cost.

Response. The requested change has been made.

21.	Page 13 – “Buying Shares of the Fund”:

Comment. Please revise the fourth paragraph under that heading by disclosing that the Advisor is responsible for establishing a fair value for a security in accordance with the

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

Fund’s valuation procedures, which have been adopted, and are overseen, by the Fund’s Board.

Response. The requested change has been made.

22.	Pages 13 and 14 – “Buying Shares of the Fund”:

Comment. Please clarify the disclosure to note that investors that provide their orders in good form to the Fund’s transfer agent or designated financial intermediaries before the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) will receive the purchase price calculated as of the close of trading of the NYSE.

Response. The requested changes have been made.

23.	Page 19 – “Selling Shares of the Fund”:

Comment. Please disclose that the Fund will generally make the payment within seven days of receiving a redemption request in good form.

Response. The requested disclosure has been added.

24.	Page 22 – “Doing Business with the Fund”:

Comment. In the fourth paragraph, please clarify the disclosure to note that, if the Fund is redeeming its shares in-kind, it will make such in-kind redemptions with liquid securities. In addition, discuss the risks to shareholders of redemptions in-kind.

Response. The requested disclosure has been added.

25.	Page 22 – “Doing Business with the Fund”:

Comment. In the fifth paragraph, please clarify how quickly the Fund will provide notice that it has rejected an application to open an account.

Response. The requested disclosure has been added.

26.	Page 25 – “Market Timing/Short-Term Trading”:

Comment. Please disclose the procedures for monitoring compliance with the Fund’s policies by shareholders who hold shares in omnibus accounts maintained by financial intermediaries.

Response. The requested disclosure has been added.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

Statement of Additional Information (“SAI”)

27.	Page 3 – “Investment Objectives and Policies”:

Comment. Please confirm that all of the Fund’s principal risks are discussed in the Fund’s prospectus and that the risks discussed in the SAI are the non-principal risks. If the SAI provides additional disclosure regarding a principal risk that is discussed in the prospectus, please indicate in the SAI whether the risks provided in the SAI are principal or non-principal.

Response. The Fund has clarified the disclosure to note that the Fund’s principal risks are disclosed in the Fund’s prospectus and that the risks disclosed in the SAI supplement those risks discussed in the prospectus.

28.	Page 4 – “Investment Objectives and Policies”:

Comment. Under the subsection titled “Temporary Investments and Cash Management”, the SAI states that a Fund may invest up to 100% of its total assets in corporate commercial paper. Please indicate the investment quality of the Fund’s investments in commercial paper for temporary defensive purposes.

Response. The requested disclosure has been added.

29.	Page 4 – “Investment Objectives and Policies”:

Comment. Under the subsection titled “Debt Securities”, please indicate in the response letter the percentage of the Fund’s assets that will be invested in debt securities.

Response. Under normal market conditions, the Fund intends to invest less than 5% of its assets in debt securities.

30.	Page 12 – “Investment Objectives and Policies”:

Comment. Under the subsection titled “Illiquid and Restricted Securities”, please change the beginning of the first sentence of that subsection to read as follows:

The Fund may hold up to 15% of its net assets in illiquid securities…

Response. The requested change has been made.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

31.	Page 13 – “Investment Objectives and Policies”:

Comment. Under the subsection titled “Borrowing”, please clarify the disclosure to more closely align with the restrictions on borrowing set forth in Section 18(f)(1) of the Investment Company Act of 1940, as amended.

Response. The requested change has been made.

32.	Page 14 – “Investment Objectives and Policies”:

Comment. Under the subsection titled “Investment Restrictions”, please include additional disclosure that the Fund will limit pledging its assets to one-third of its total assets and that the Fund will not borrow more than 5% of its assets for leverage.

Response. The requested changes have been made.

*    *    *    *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Trust, with respect to the foregoing, that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kimberly Browning

Securities and Exchange Commission

June 25, 2010

*    *    *    *

Please note that the Trust has concurrently filed a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A in order to reflect the foregoing responses to the comments that you have provided.

Please do not hesitate to contact the undersigned by telephone at (202) 261-3304 or Patrick W.D. Turley at (202) 261-3364 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Stephen T. Cohen
Stephen T. Cohen